UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

GigOptix, Inc.

(Name of Issuer)

Common Stock, par value 0.001 per share

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Avi S. Katz

GigOptix, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37517Y103

1	NAMES OF REPORTING PERSONS Avi S. Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, SC(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,287,892 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,287,892 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,892(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See Item 3 below.
(2)	See Item 5 below.

CUSIP No. 37517Y103

This Amendment No. 7 to Schedule 13D is being filed by Dr. Avi S. Katz, the Founder, Chief Executive Officer and Chairman of the Board of the Issuer, in his individual capacity. The Schedule 13D filed on August 19, 2011 (the “Schedule 13D”), as previously amended by Amendment No. 1 filed on January 5, 2012 (“Amendment No. 1”), Amendment No. 2 filed on March 29, 2012 (“Amendment No. 2”), Amendment No. 3 filed on August 14, 2012 (“Amendment No. 3”), Amendment No. 4 filed on January 29, 2013 (“Amendment No. 4”), Amendment No. 5 filed on October 21, 2013 (“Amendment No. 5”) and Amendment No. 6 filed on January 7, 2014 (“Amendment No. 6 and collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 the “Prior Amendments”), is hereby further amended and supplemented as set forth in this Amendment No. 7.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D or the Prior Amendments, as applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

As the Founder, Chief Executive Officer and Chairman of the Board of the Issuer, the Issuer has issued Dr. Katz options and restricted stock units (“RSUs”), as reported in Item 5 below, as part of his equity compensation, and as previously reported in the Schedule 13D. Dr. Katz has also acquired shares in the open market.

ITEM 4. Purpose of Transaction.

As previously disclosed in the Current Report on Form 8-K of the Issuer as filed on February 11, 2014, and the Form 4 filed by Dr. Katz on February 11, 2014, the Compensation Committee of the Board awarded Dr. Katz on February 7, 2014 with 314,000 RSUs which vest twenty-five percent on February 1, 2015 with the remaining seventy-five percent vesting in twelve quarterly installments thereafter, beginning on May 1, 2015 and ending on February 1, 2018. The Issuer will withhold Common Shares subject to the RSUs at the time of vesting for the purpose of satisfying any tax withholding obligations which arise in connection with such vesting.

As a result of the scheduled vesting of that first installment of 78,500 RSUs on February 1, 2015, and the continued vesting of the RSUs and options previously granted including other RSUs scheduled to vest on February 1, 2015, Dr. Katz has increased his beneficial ownership of Common Shares by an additional 1% over the amount previously reported in the Schedule 13D Amendment No. 6, necessitating the filing of this Amendment No. 7. Dr. Katz will continue to vest in his previously granted RSUs and options which will necessitate additional amendments to the Schedule 13D. In addition, it is currently expected that consistent with the terms of the Employment Agreement between Dr. Katz and the Issuer and past practice, that there may be future issuances of options and/or RSUs to Dr. Katz. It is also currently expected that other employees, consultants and directors of the Issuer may in the future be issued options and/or RSUs by the Issuer (as well as continue to vest into existing options and RSUs), and as Chief Executive Officer and Chairman of the Board, Dr. Katz will evaluate any such issuances.

The reported change in the number of shares of Common Stock held by Dr. Katz as set forth above is as a result of this continued vesting of those prior grants, and not a result of any new grants or equity issuances to Dr. Katz. Dr. Katz will continue to vest in his options and RSUs which will necessitate additional amendments to the Schedule 13D in the future.

As previously disclosed in the Schedule 13D, Dr. Katz has also previously purchased shares of Common Stock in the open market for investment purposes, and such purchases have been made in the ordinary course of business and in connection with his employment with the Issuer. Dr. Katz reserves the right to purchase additional shares of Common Stock or to dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.

CUSIP No. 37517Y103

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer and Chairman of the Board, Dr. Katz reviews and evaluates potential transactions and the consideration used, including shares of Common Stock.

Except as described above, Dr. Katz presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Dr. Katz holds directly 319,042 shares of Common Stock of the Issuer, 159,741 restricted stock units that are scheduled to vest within the next 60 days, resulting in the issuance of shares of Common Stock at that time, and 2,809,109 options that are vested and exercisable or exercisable within the next 60 days. As a result, Dr. Katz may be deemed to be the beneficial owner with sole voting and dispositive power of 3,287,892 shares in the aggregate of Common Stock, or 9.2% of the class of securities. However, the Issuer will withhold shares of Common Stock subject to the restricted stock units at the time of vesting for the purpose of satisfying any tax withholding obligations which arise in connection with such vesting.

The calculation of percentage ownership is based on 32,860,266 shares of Common Stock outstanding as of October 31, 2014, plus 2,809,109 shares of Common Stock that would be issued upon the exercise of the options, plus the vesting of 159,741 restricted stock units (not including any withholding of shares of Common Stock for the purpose of satisfying any tax withholding obligations).

(c), (d) and (e): Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The Lock-Up Agreement previously reported in Amendment No. 6 has expired pursuant to its terms. No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Katz and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2014

/s/ Avi S. Katz
Name: Avi S. Katz